UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
DigiShares, Inc.

Legal status of issuer

> *Form*
> Corporation
>
> *Jurisdiction of Incorporation/Organization*
> Delaware
>
> *Date of organization*
> July 25, 2022

Physical address of issuer
66 West Flagler Street, Suite 900, Miami, FL 33130

Website of issuer
www.digishares.io

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,259,874.40	$1,421,834.00
Cash & Cash Equivalents	$402,904.07	$794,768.00
Accounts Receivable	$508,894.63	$65,059.00
Short-term Debt	$119,719.72	$97,259.00
Long-term Debt	$412,513.68	$401,808.00
Revenues/Sales	$926,672.64	$808,691.00
Cost of Goods Sold	$521,716.76	$736,782.00
Taxes Paid	$197.88	$123,405.00
Net Income	-$251,705.83	-$427,556.00

June 26, 2024

FORM C-AR

DigiShares, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by DigiShares, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.digishares.io no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold

pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is June 26, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

DigiShares, Inc. (the "Company") is a Delaware Corporation, formed on July 25, 2022.

The Company is located at 66 West Flagler Street, Suite 900, Miami, FL 33130.

The Company's website is www.digishares.io.

The information available on or through our website is not a part of this Form C-AR.

The Business

DigiShares, Inc. currently sells a software platform for the tokenization of real world assets. The Issuer is also seeking to launch an exchange for the trading of real estate assets, first in the U.S. and later in Europe, with the launch contingent upon obtaining necessary regulatory approvals.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

DigiShares, Inc. currently sells a software platform for the tokenization of real world assets. The Issuer is also seeking to launch an exchange for the trading of real estate assets, first in the U.S. and later in Europe, with the launch contingent upon obtaining necessary regulatory approvals.

Business Plan

The Issuer's white-label DigiShares software platform empowers the tokenization of real-world assets, such as real estate, and the execution of security token offerings. The platform is designed to be user-friendly and accessible for both issuers and investors. Additionally, the platform boasts a highly customizable application programming interface (API) and is equipped with electronic document workflows and signature capabilities for streamlined investor registration and onboarding, as well as tools for managing share capitalization, conducting shareholder meetings and votes, distributing dividends, and paying interest in either crypto or fiat currency. The platform also contains functionality for walled garden bulletin board trading, offered under the licensing umbrella of Texture Capital, Inc. The Issuer's primary revenue sources from the DigiShares platform are for platform setup and licensing fees. Further, the DigiShares platform has applied for a U.S. FINRA Funding Portal license, which has not yet been obtained, and there is no guarantee of such licensing approval. Lastly, DigiShares has applied for and received a transfer agent license. The Issuer is also seeking to launch an exchange for the trading of real estate assets, first in the U.S. and later in Europe, with the launch contingent upon obtaining necessary regulatory approvals. The primary revenue sources from this business would be from an annual listing and maintenance fee per listed asset, and a flat fee trading commission fee. In order to collect percentage trading commission fees in the future, the Issuer would need to obtain relevant FINRA (Financial Industry Regulatory Authority) and government licensing and registration. The Issuer has not yet applied for these licenses but expects to proceed after the

Offering is completed. The Issuer plans to significantly expand its business by increasing sales and marketing, investing in technology and product development and bolstering its infrastructure. The capital we raise here will empower us to expand our product development, increase sales and marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
DigiShares Platform	Platform that offers the tokenization of real-world assets, such as real estate, and the execution of security token offerings.	Clients across the globe with approximately 80% of the clients in the real estate space while the rest tokenize other types of assets.
RealEstate.Exchange	Regulated and licensed platform for the trading of real estate assets, to be launched in the U.S. and later in Europe upon receipt of required regulatory licenses.	Global real estate is a $326T asset class and only 1% is currently traded

Competition

The Company's primary competitors are .

We operate in the blockchain-based tokenized securities market, a relatively new and rapidly evolving industry. There are several existing and emerging competitors in this space. These companies also offer blockchain-based platforms for tokenized real estate assets and issuing or trading tokenized securities. We expect the tokenized real estate and securities market to experience significant growth in the coming years as more companies turn to this method of fundraising and cap table management. Given that the digital real estate and securities industry is still in its nascent stage, it is feasible that new entrants could emulate the business strategy of the Issuer and launch rival platforms that cater to similar niches. Furthermore, these potential competitors may possess greater financial resources, which could provide them with a considerable edge over the Issuer. Our primary competitors in the tokenized securities market include Securitize, Tokeny Solutions, SolidBlock, STObox, and Vertalo

Supply Chain and Customer Base

Although the Issuer is dependent upon certain third party service and technology providers, the Issuer has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Issuer does not believe the loss of a current third- party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

We have 150+ clients globally with approximately 45 in the U.S. Most of our customers are small and medium-sized firms, although approximately 10% are very large companies. Approximately 80% of our clients are in the real estate space while the rest tokenize other types of assets, such as private equity, investment funds, renewables and collectibles.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
7,087,985*	"DIGISHARES"	Standard Character Mark	September 1, 2021	June 20, 2023	USA
018719118*	"DIGISHARES"	Figurative Mark	June 17, 2022	November 8, 2022	European Union

*Registered in the name of DigiShares A/S, a wholly-owned subsidiary of the Issuer. The Issuer also holds numerous domains, including, but not limited to, www.digishares.io and https://realestate.exchange. Additionally, the business activity of the Issuer is to create, develop and maintain software related to real estate tokenization. The Issuer believes that its software is protected by copyright, even though it has not registered the software. Additionally, the Issuer enters into customer and license agreements to protect its intellectual property. All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Issuer employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. Currently, the laws and regulations governing the use of blockchain technologies, cryptocurrencies, tokenization, security tokens, and token offerings are not fully established and are subject to change.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 66 West Flagler Street, Suite 900, Miami, FL 33130

The Company has the following additional addresses:

The Company conducts business in .

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
DigiShares A/S				

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Claus Skaaning

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, Co-Founder and Director of DigiShares, Inc. (including its predecessor, DigiShares A/S and GoSecurity ApS), 2018 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO, Co-Founder and Director of DigiShares, Inc. (including its predecessor, DigiShares A/S and GoSecurity ApS), 2018 – Present Responsible for strategy and general CEO responsibilities.

Education

Aalborg University, PhD, Computer Science / AI, 1997; Aalborg University, MsC, Computer Science, 1993

Name

Gabriel Sadoun

All positions and offices held with the Company and date such position(s) was held with start and ending dates

U.S. Business Development Manager (including its wholly- owned subsidiary, DigiShares LLC), 2021 – Present of DigiShares, Inc.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

U.S. Business Development Manager (including its wholly- owned subsidiary, DigiShares LLC), 2021 – Present of DigiShares, Inc. Responsible for sales and partnerships in the Americas. Investment Banking Associate, Galileo Global Securities, 2019 – 2021 Responsible for assisting the CEO in cross-border small and medium private and fund placement, M&A within the asset management industry, valuation analysis and investor prospecting.

Education

EDHEC, Master's Degree, Corporate Finance, 2018; Pantheon- Sorbonne University, Bachelor Degree, Economics, 2015

Name

Mark Dencker

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Head of Blockchain, Head of RealEstate.Exchange, of DigiShares, Inc. (including its predecessor, DigiShares A/S), 2021 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Head of Blockchain, Head of RealEstate.Exchange, of DigiShares, Inc. (including its predecessor, DigiShares A/S), 2021 – Present Responsible for building and operating the exchange and token to be available on multiple blockchains Founder and Director of WiredDelta, 2011 – 2023 Responsible for strategy and overall CEO responsibilities.

Education

EU Business School, MBA, Global Banking and Finance, 2011 Copenhagen University, MSc, Economics, 2013

Name

Yevgeniy Romanov

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Operations Manager of DigiShares, Inc., 2022 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Operations Manager of DigiShares, Inc., 2022 – Present Responsible for project management and customer care. CEO of Center of Development and Management, 2014 – Present Founder of software company responsible for strategy and CEO duties. CEO of Inairway, 2021 – Present Founder of drone company responsible for strategy and CEO duties.

Education

Kyiv National University, BSc, International Business, 2008

Name

Ulrik Lehrskov- Schmidt

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chairman of the Board of DigiShares, Inc. (including its predecessor, DigiShares A/S), 2020 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chairman of the Board of DigiShares, Inc. (including its predecessor, DigiShares A/S), 2020 – Present Responsible for board oversight. Director and owner, Behavioural Strategy Associates ApS, 2016 - Present Responsible for strategy and management.

Education

Harvard University, Master's Degree, Finance, 2016 University of Aarhus, Master's Degree, Philosophy, 2009

Name

Yuriy Zubarovskiy

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder and Director of DigiShares, Inc. (including its predecessor, DigiShares A/S and GoSecurity ApS), 2018 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder and Director of DigiShares, Inc. (including its predecessor, DigiShares A/S and GoSecurity ApS), 2018 – Present Responsible for board oversight. Head of Business Growth at Novatum Tech Ltd, UK, 2019-2022 Responsible for core products development and building partnerships.

Education

Saint-Peterburg ITMO University, Computer Aided Engineering Design, 2006

Name

Adam Blazsek

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Head of Product of DigiShares, Inc. (including its predecessor, DigiShares A/S and GoSecurity ApS), 2018 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Head of Product of DigiShares, Inc. (including its predecessor, DigiShares A/S and GoSecurity ApS), 2018 – Present Responsible for demos and overlooking the platform along with its development, communication with high profile clients to making sure expectations and deadlines are met.

Education

Aalborg University, Master's, Computer Science, 2022; UCN, Bachelors, Software Development, 2020

Name

Huong (Ashley) Le

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Marketing Manager of DigiShares, Inc. (including its predecessor, DigiShares A/S), 2021 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Marketing Manager of DigiShares, Inc. (including its predecessor, DigiShares A/S), 2021 – Present Responsible for developing and implementing digital marketing strategies, including social media management, digital advertising, email marketing, and other marketing initiatives.

Education

South-Eastern Finland UAS, BBA, International Business, 2020

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employees in and .

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	1,090,833
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Issuer may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Other Material Terms or information.	(a) Subject to the consent of any stockholder holding at least 90% of the voting power of the Issuer, the right to participate pro rata in future equity offerings of the Issuer; (b) Right of any holder of over 15% of the Common Stock to appoint a member to the Issuer's board of directors; (c) Protective provisions requiring the approval of 85% or more of the holders of the Common Stock; (d) Right of pre-emption for Common Stock holders on shares to be sold by holders of the Issuer's capital stock; and (e) Drag-along rights by holders representing at least 60% of the Issuer's Common Stock.

Type of security	Preferred Stock
Amount outstanding	8,290
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Issuer may issue additional shares of Preferred Stock at a later date. The issuance of such additional shares of Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Other Material Terms or information.	(a) Priority right to receive dividends over the Common Stockholders, as and if declared (non-cumulative); and (b) Liquidation Preference.

The Company has the following debt outstanding:

Type of debt	Bank loan
Name of creditor	Vækstfonden
Amount outstanding	$295,000.00
Interest rate and payment schedule	Variable interest rate of CIBOR3 plus fixed interest surcharge of 5% Rolling interest and grace period up to and including December 2023. First payment of DKR 189.500 (USD $27,662) due January 2, 2024
Amortization schedule	
Describe any collateral or security	Secured by mortgage of DKR 2.000.000 (USD $291,892), pledge in Issuer shares + self-debtor surety of DKR 50.000 (USD $7,297) by Claus Skaaning, the Issuer's CEO
Maturity date	January 1, 2027
Other material terms	

Type of debt	Bank loan
Name of creditor	
Amount outstanding	$221,000.00
Interest rate and payment schedule	Variable interest rate of CIBOR3 plus fixed interest surcharge of 9.42% Annuity loan with quarterly installments of DKR 121.000 (USD $17,659) with 2 years of initial grace period, that ends April 1, 2025.
Amortization schedule	
Describe any collateral or security	Secured by mortgage of DKR 1.500.000 (USD $218,937), pledge in Issuer shares + self-debtor surety of DKR 150.000 (USD $21,893) by Claus Skaaning, the Issuer's CEO
Maturity date	April 3, 2029
Other material terms	

The total amount of outstanding debt of the company is $516,000.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock			N/A	November 22, 2022	Section 4(a) (2)
Preferred Stock		$230,000.00	Technology & Product Development and General Working Capital		

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
DigiShares DK Invest ApS*	95.3%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax

Operations

Markets were poor in 2023 but business has improved in 2024. We are not yet profitable but expect to be so in a half year. We are fund-raising as well.

Introduce new and better products. Increase marketing and visibility

Liquidity and Capital Resources

On November 22, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised .

On the Company conducted an offering pursuant to and raised $230,000.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws. The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Bad Actor Disclosure

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Claus Skaaning
(Signature)

Claus Skaaning
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Claus Skaaning
(Signature)

Claus Skaaning
(Name)

CEO, Co-Founder, and Director
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

DigiShares Inc - Consolidated Report
Profit and Loss
January - December 2023

	Consolidated Income statement
Income	
Sales Discounts given	$ (34,637.50)
Sales via Stripe	$ 147,021.55
Services	$ 800,735.79
Discounts given	$ -
Total Services	$ **800,735.79**
Other Operating Income	$ **13,552.79**
Total Income	$ **926,672.64**
Cost of Goods Sold	$ -
Cost of labor - COGS	$ 364,432.82
Software - COGS	$ 157,283.94
Total Cost of Goods Sold	$ **521,716.76**
Gross Profit	$ **404,955.87**
Expenses	$ -
Advertising & marketing	$ 133,463.67
Expos	$ 28,634.66
Social media	$ 879.89
Total Advertising & marketing	$ **162,978.21**
Bank Service Fee	$ 34.03
Stripe fees	$ 4,651.10
Total Bank Service Fee	$ **4,685.13**
Digital Services	$ 2,600.61
Employee benefits	$ -
Health insurance & accident plans	$ 1,601.19
Total Employee benefits	$ **1,601.19**
General business expenses	$ -
Business licenses	$ 570.00
Professional Services	$ 8,018.36
Total General business expenses	$ **8,588.36**
Insurance	$ 9,115.41
Legal & accounting services	$ -
Accounting fees	$ 24,214.07
Auditors fees	$ 8,734.95
Financial and Tax advice	$ 6,865.82
Legal Fees	$ 56,292.73
Total Legal & accounting services	$ **96,107.56**
Minor new acquisitions	$ 4,575.04
Restaurant meals	$ 458.51
Office expenses	$ 249.17
Software & apps	$ 70,029.53

Other Administrative Expenses	$	1,098.09
Total Office expenses	**$**	**71,376.78**
Payroll expenses	**$**	-
Payroll Fees	$	180.69
Payroll taxes	$	(509.04)
Salaries & wages	$	29,705.67
Total Payroll expenses	**$**	**29,377.32**
QuickBooks Payments Fees	$	284.10
Postage and fees	$	1,446.60
Rent	$	13,172.17
Taxes	$	197.88
Technical Literature and Periodicals	$	570.14
Telephone and Internet	$	1,424.09
Travel	$	24,908.38
Hotels	$	201.60
Total Travel	**$**	**25,109.98**
Total Expenses	**$**	**433,669.09**
Net Operating Income / (Loss)	**$**	**(28,713.21)**
Other Income: Income from Equity Investments in Group Enterprises	$	47,241.72
Other expenses: Financial Expenses	$	(52,882.28)
Other expenses: Amortization Expense	$	(31,186.29)
Other expenses: Taxes	$	(186,165.77)
Net Income / (Loss)	**$**	**(251,705.83)**

DigiShares Inc - Consolidated Report
Balance Sheet
As of December 31, 2023
Accrual Basis

		Consolidated Balance Sheet
ASSETS		
Current Assets		
Bank Accounts		
Mercury Checking (0362)	$	-
Mercury Checking (6631) - Main Account	$	69,376.64
Mercury Checking (9881)	$	5,000.11
Bank Account	$	326,749.22
Stripe (required for Synder)	$	1,778.10
Total Bank Accounts	$	**402,904.07**
Accounts Receivable		
Accounts receivable (A/R)	$	508,894.63
Total Accounts Receivable	$	**508,894.63**
Other Current Assets		
Gnosis Wallet (Crypto) [OOS]	$	25,622.48
Total Other Current Assets	$	25,622.48
Total Current Assets	$	**937,421.18**
Intangible Assets		
Completed Development Projects	$	322,453.22
Total Non-Current Assets	$	322,453.22
TOTAL ASSETS	$	**1,259,874.40**
LIABILITIES AND EQUITY	$	-
Liabilities	$	-
Current Liabilities	$	-
Accounts Payable	$	-
Accounts Payable (A/P)	$	-
Total Accounts Payable	$	-
Other Current Liabilities	$	-
Short Term part of Long-Term Payable	$	70,365.86
Trade Payable	$	9,188.88
Other Payable	$	40,164.98
Total Other Current Liabilities	$	119,719.72
Total Current Liabilities	$	**119,719.72**
Long-Term Liabilities	$	-
Payable to Other Credit Institutions	$	388,542.92
Deferred Income	$	23,970.76
Total Long-Term Liabilities	$	412,513.68
Total Liabilities	$	**532,233.40**
Equity	$	-
Preferred Stock [OOS]	$	126,965.63
Share Capital	$	88,895.46

Reserve for Development Costs	$	251,513.56
Retained Earnings	$	(98,787.90)
Net Income	$	359,054.25
Total Equity	**$**	**727,641.00**
TOTAL LIABILITIES AND EQUITY	**$**	**1,259,874.40**